UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

PCCW LIMITED
(Name of Issuer)

Ordinary Shares (Par Value HK$0.25 Per Share)
(Title of Class of Securities)

70454G207
(CUSIP Number)

Helen Chu Pacific Century Group Holdings Limited and Pacific Century International Limited c/o 38/F., Citibank Tower, Citibank Plaza 3 Garden Road, Central, Hong Kong Tel: 852-2514-8680

Lim Beng Jin Pacific Century Regional Developments Limited 6 Battery Road, #38-02, Singapore 049909 Tel : 65-6230-8787

Copy to: William Barron Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY GROUP HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the British Virgin Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Singapore with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY INTERNATIONAL LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Cook Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Cayman Islands with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON ANGLANG INVESTMENTS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,526,773,301 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,526,773,301 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,773,301 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in the BVI with limited liability)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON O.S. HOLDINGS LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON HC-CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON OCEAN STAR INVESTMENT MANAGEMENT LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON OCEAN STAR MANAGEMENT LIMITED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON CO (a company incorporated in Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON THE OCEAN UNIT TRUST S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON OO (a unit trust established under the laws of Bermuda)

CUSIP No. 70454G207

1	NAME OF REPORTING PERSON THE STARLITE UNIT TRUST S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,547,127,587 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,547,127,587 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,127,587 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON OO (a unit trust established under the laws of Bermuda)

This Amendment No. 8 (the “Amendment”) hereby amends and supplements the statement on Schedule 13D, originally filed on December 11, 2000 (as heretofore amended and supplemented, the “Schedule 13D”) to report the change in the percentage of the beneficial ownership based on the total number of Shares outstanding with respect to each Reporting Person and certain changes to material contracts in the existing Schedule 13D.

All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D, unless otherwise noted. In this Amendment, the determination of “beneficial ownership,” “beneficial interest,” “beneficially held,” “beneficially owned,” and other similar terms are based on Rule 13d-3 of the Exchange Act and related rules and regulations promulgated by the U.S. Securities and Exchange Commission. The filing of this amended Schedule 13D shall not be construed as an admission that the Reporting Persons (defined below) are, for the purposes of Section 13(d) or 13(g) of the Exchange Act and other purposes, the beneficial owner of any securities covered by this statement.

Item 1. Security and Issuer

     Item 1 to the Schedule 13D remains unchanged.

Item 2. Identity and Background

     Item 2 to the Schedule 13D remains unchanged.

Item 3: Source and Amount of Funds or Other Consideration

     Item 3 to the Schedule 13D remains unchanged.

Item 4: Purpose of Transactions

     Item 4 to the Schedule 13D remains unchanged.

Item 5: Interest in Securities of the Issuer.

     Item 5 to the Schedule 13D is supplemented by adding the following paragraphs after the last paragraph of Item 5.

     Since the date of Amendment No. 7, the Issuer has allotted and issued new Shares from time to time in connection with the exercise of share options under the Issuer’s share option schemes. The approximate aggregate percentage of the Shares reported beneficially owned by each Reporting Person herein is therefore based on 6,750,119,650 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2006 according to information provided by the Issuer.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 to the Schedule 13D is supplemented by adding the following paragraphs after the last paragraph of Item 6.

     The conditions to completion of the proposed sale by PRCD to Fiorlatte Limited of up to 1,526,773,301 ordinary share(s) of HK$0.25 each in the capital of the Company (the “Sale Shares”), set forth in the conditional sale and purchase agreement entered into among PCRD, Mr. Francis P.T. Leung and Fiorlatte Limited on July 9, 2006, were not satisfied by November 30, 2006 as required under the agreement and consequently the agreement has automatically terminated in accordance with its terms, with no sale of any of the Sale Shares having occurred.

Item 7: Material to be Filed as Exhibits.

     Item 7 to the Schedule 13D remains unchanged.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

PACIFIC CENTURY GROUP HOLDINGS LIMITED

By:	/s/ Peter Anthony Allen

	Name:	Peter Anthony Allen
	Title:	Director

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED

By:	/s/ Peter Anthony Allen

	Name:	Peter Anthony Allen
	Title:	Group Managing Director

PACIFIC CENTURY INTERNATIONAL LIMITED

By:	/s/ Peter Anthony Allen

	Name:	Peter Anthony Allen
	Title:	Director

PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED

By:	/s/ Peter Anthony Allen

	Name:	Peter Anthony Allen
	Title:	Director

ANGLANG INVESTMENTS LIMITED

By:	/s/ Peter Anthony Allen

	Name:	Peter Anthony Allen
	Title:	Director

O.S. HOLDINGS LIMITED

By:	/s/ Lester Huang

	Name:	Lester Huang
	Title:	Director

OCEAN STAR INVESTMENT MANAGEMENT LIMITED

By:	/s/ Lester Huang

	Name:	Lester Huang
	Title:	Director

OCEAN STAR MANAGEMENT LIMITED

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary

THE OCEAN UNIT TRUST

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee

THE STARLITE UNIT TRUST

By:	/s/ Randy Jenkins

	Name:	Randy Jenkins
	Title:	Secretary
Ocean Star Management Limited as Trustee